

December 31, 2009

By U.S. Mail and Facsimile to: (570) 662-8512

Mickey L. Jones
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

      Re: Citizens Financial Services, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 10-Q for the Quarterly Period Ended September 30, 2009
             File No. 000-13222

Dear Mr. Jones:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.   The introductory language in paragraph 4 of your certifications does not reference internal control over financial reporting. Please amend your Form 10-K to provide certifications that are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis

Allowance for Loan Losses, page 27

2.   Please clarify your discussion in future filings to provide the following information related to your non-performing loans and the allowance for loan losses to address the following:

*   Please provide a tabular breakdown of your nonperforming loans by loan category for each period presented.

*   Please discuss the trends leading to the significant increase in nonperforming loans separately for each category.

*   Please expand your disclosure regarding the specific allowance related to these loans to discuss the reasons why such a low specific reserve was required. Discuss the levels of the collateral value related to these loans, if applicable, and the significance of any trends related to the collateral. For example, for real estate collateral dependent loans, discuss the trends in real estate values in your market area and discuss specifically how these trends impact your assessment of the necessary level of allowance for loan losses.

*   Please expand your disclosure to discuss the reasons why your levels of non-performing loans has increased but your provision for loan losses does not appear to have increased with the same magnitude.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney